June 22, 2020

To: McKesson Shareholders:

From: Donna Meyer, Mercy Investment Services, dmeyer@mercyinvestments.org

Mercy Investment Services, Inc., along with co-filers Friends Fiduciary Corporation, Trinity Health, and UAW Retiree Medical Benefits Trust, are urging shareholders to vote FOR Item 5 at the McKesson shareholder meeting on July 29, 2020.

The proposal asks McKesson to prepare an annual report on its lobbying.

Resolved, the shareholders of McKesson request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by McKesson used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	McKesson’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The proposal is part of an ongoing investor initiative1 seeking greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of McKesson shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to McKesson’s reputation to the detriment of shareholder value.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]

1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed June 12, 2019.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

McKesson’s Reputation at Risk

•	McKesson’s lobbying over opioids has attracted negative media scrutiny and congressional investigations.[4] The negative publicity has placed McKesson’s reputation at risk and underscores the need for McKesson to embrace accountability and be fully transparent with shareholders, including disclosing its lobbying activity.

Federal Lobbying – McKesson Spends Millions Each Year

•	McKesson spent $3,372,000 in 2017 and 2018 on federal lobbying activities.
•	And since 2010, McKesson has spent more than $16 million on federal lobbying.

State Lobbying – Information on McKesson’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information about lobbying in many states.[5]
•	McKesson’s state-level lobbying spending is likely significant. In 2017, McKesson had as many as 40 lobbyists registered to lobby in 12 states.[6]
•	In California, McKesson spent $1,270,902 million from 2010 – 2018 on lobbying.[7]
•	In Pennsylvania, McKesson spent more than $158,000 on lobbying since 2016.[8]

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the U.S. Chamber of Commerce has spent more than $1.5 billion since 1998.[9]
•	McKesson shareholders face a trade association blind spot, as McKesson fails to comprehensively disclose its trade association memberships, and discloses neither its trade association payments, nor the portions of these payments used for lobbying.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

4 “One Small Town, Two Drug Companies and 12.3 million Doses of Opioids,” Washington Post, February 15, 2018, https://www.washingtonpost.com/national/health-science/one-small-town-two-drug-companies-and-123-million-doses-of-opioids/2018/02/15/6436fe16-11a0-11e8-8ea1-c1d91fcec3fe_story.html?utm_term=.10aca622c7d9.

5 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

6 National Institute on Money in State Politics, https://www.followthemoney.org/, accessed June 12, 2019.

7 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1143672&view=activity&session=2017

8 https://www.palobbyingservices.pa.gov/Public/wfSearch.aspx#BOTTOM, accessed June 12, 2019.

9 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

•	McKesson currently lists 2018 memberships[10] in 17 trade associations, which collectively spent over $30.7 million on federal lobbying for 2018,[11] yet shareholders have no way to know how much of this is comprised of McKesson’s payments.
•	McKesson restricts its trade associations from using its payments for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions.
•	We believe McKesson’s trade association memberships and payments used for lobbying pose reputational risks. For example, we are concerned that the company’s involvement in the Healthcare Distribution Alliance (HDA) presents reputational risks due to the HDA’s role in supporting legislation that undermined the DEA’s ability to stop suspicious drug shipments by distributors, thereby exacerbating the opioid crisis.[12]

ALEC & Reputational Risk

•	The proposal also asks for disclosure of payments to tax-exempt organizations that write model legislation, which includes the American Legislative Exchange Council, or ALEC, a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations.
•	McKesson has been identified as a member of ALEC and attended the 2017 Annual meeting.[13] ALEC has gained attention for promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights, and state laws promoted by ALEC reportedly are preventing states from joining opioid lawsuits.[14]
•	Highlighting the reputational risks of third-party involvement, more than 100 companies have publicly announced they would leave ALEC, including peers Anthem, CVS, Express Scripts, Johnson & Johnson, Merck, Procter & Gamble, UnitedHealth and Walgreens.

GRI Signatories Are Reporting Significant Lobbying and Public Policy Issues

•	McKesson uses the Global Reporting Initiative (GRI) Reporting Principles of materiality, sustainability context and stakeholder inclusiveness to help guide its sustainability reporting.[15]
•	GRI Standard 415: Public Policy[16] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”

10 https://www.mckesson.com/about-mckesson/public-affairs/political-engagement/

11 OpenSecrets.org, (Business Roundtable - $23,360,000; National Association of Chain Drug Stores - $2,320,000; National Community Pharmacists Association - $1,250,000; Healthcare Distribution Alliance - $1,234,042; Partnership for Quality Home Healthcare - $980,000; Healthcare Leadership Council - $660,000; Community Oncology Alliance - $565,200; Health Innovation Alliance - $160,000; Health Industry Distributors Association - $120,000; College of Healthcare Information Management Executives - $50,000), accessed June 12, 2019.

12 “The Drug Industry’s Triumph Over the DEA,” Washington Post, October 15, 2017, available at https://www.washingtonpost.com/graphics/2017/investigations/dea-drug-industry-congress/?utm_term=.151b128a7543; “Opioid Lobbyist Left a Digital Fingerprint on a Campaign by ‘Patient Advocates,’” The Intercept, October 22, 2017, available at https://theintercept.com/2017/10/22/opioid-lobbyist-left-a-digital-fingerprint-on-a-campaign-by-patient-advocates/.

13 “Revealed: Names of ALEC Lobbyist and Legislator Members,” Documented, March 8, 2018, https://documented.net/2018/03/08/revealed-names-alec-lobbyist-legislator-members/.

14 “State Laws Prevent Taxpayers From Joining Opioid Crisis Lawsuits,” Clear View Post, May 30, 2018, https://clearviewpost.com/state-laws-prevent-taxpayers-from-joining-opioid-crisis-lawsuits/.

15 https://www.mckesson.com/about-mckesson/corporate-citizenship/ (“We’ve prepared our report in accordance with the “Core” version of the Global Reporting Initiative (GRI) Standards.”)

16 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”
•	The means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN), representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and recommends disclosure of expenditures of at least $10,000.[17]
•	In May 2018, the Principles for Responsible Investment launched a guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, the guide recommended that companies should be consistent in their policy engagement in all geographic regions and should ensure that any engagement conducted by member trade associations on their behalf or with their support is aligned with company positions.[18]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7 sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies oppose ambitious climate policy, either directly or through their trade associations.[19]
•	The OECD’s Principles for Transparency and Integrity in Lobbying state that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[20]

McKesson Has Its Lobbying Information and Could Easily Report It to Shareholders

•	McKesson claims that the proposal is not necessary “given the level of information McKesson currently provides to our shareholders, regulators and the general public about our public policy engagement and lobbying activities.” But this argument is disingenuous, as McKesson is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that McKesson has been recognized as a “Trendsetter” in the 2018 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking.

17 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

18 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

19 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 28, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

20 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	Transparent disclosure would simply show that its lobbying activities are in the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed would promote board and management oversight of these activities.

For all of the above reasons, we believe that McKesson’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.